April 21, 2016	TSX: GPR
For Immediate Release	NYSE MKT: GPL
NEWS RELEASE

GREAT PANTHER ANNOUNCES
AT-THE-MARKET OFFERING OF UP TO US$10 MILLION

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) announces that it has entered into an At-the-Market Offering Agreement dated April 20, 2016 (the "ATM Agreement") with Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC ("Rodman"). Under the ATM Agreement, the Company will be entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell, through Rodman, as placement agent, such number of common shares of the Company (the "Common Shares") having an aggregate gross sales price of up to US$10.0 million (the "Offering"). Sales of the Common Shares will be made through "at the market distributions", as defined in National Instrument 44-102, directly on the NYSE MKT LLC (the "NYSE MKT ") or on any other existing trading market in the United States. No offers or sales of Common Shares will be made in Canada on the Toronto Stock Exchange (the "TSX") or other trading markets in Canada. The Common Shares will be distributed at market prices or prices related to prevailing market prices from time to time. As a result, prices of the Common Shares sold under the Offering will vary as between purchasers and during the period of distribution.

The Offering will be made by way of a prospectus supplement dated April 20, 2016 (the “Prospectus Supplement”) to the Company's existing Canadian short form base shelf prospectus (the "Base Shelf Prospectus") and U.S. registration statement on Form F-10 (the "Registration Statement"), each dated October 14, 2014. The Prospectus Supplement has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission (the “SEC”). The Canadian Prospectus Supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. The U.S. Prospectus Supplement (together with the related Registration Statement) is available on the SEC's website (www.sec.gov). Alternatively the Company or Rodman will send the Prospectus Supplement (including the base shelf prospectus) upon request. Such requests may be made by calling Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC at 212 356 0500.

The Company intends to use the net proceeds of the Offering, if any, together with the Company's current cash resources, to fund operating, development and exploration expenditures at its mining operations and projects, for possible future acquisitions and for general corporate and working capital purposes.

The Company will pay to Rodman a placement fee for Common Shares sold under the ATM Agreement.

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This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango. The Company holds an option agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru where an active exploration program is ongoing.

Robert A. Archer
President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the sales of Common Shares under the ATM Agreement, the amount of proceeds and the use of proceeds from such sales, the Company's plans for production at its Guanajuato Mine Complex and Topia Mines in Mexico, exploring its other properties in Mexico and Peru, the overall economic potential of its properties, the availability of adequate financing, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's most recently filed Annual Information Form and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Spiros Cacos
Director, Investor Relations
Toll free:	1 888 355 1766
Tel:	+1 604 638 8955
scacos@greatpanther.com
www.greatpanther.com